                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           CONTINENTAL AIRLINES, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    210795209
                                 (CUSIP Number)

                              DOUGLAS M. STEENLAND
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         NORTHWEST AIRLINES CORPORATION
                              2700 LONE OAK PARKWAY
                             EAGAN, MINNESOTA 55121
                            TELEPHONE: (612) 727-6500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                NOVEMBER 20, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                  (Continued on following pages)
Exhibit Index appears on Page A-1.                            Page 1 of 15 pages


--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  210795209
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Northwest Airlines Corporation (IRS Identification No. 41-1905580)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     OO (See Item 3)

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     [  ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     State of Delaware

--------------------------------------------------------------------------------
                                   7.   Sole Voting Power
   NUMBER                               -0-
 OF SHARES                         ---------------------------------------------
BENEFICIALLY                       8.   Shared Voting Power
  OWNED BY                              9,514,868 shares
   EACH                            ---------------------------------------------
 REPORTING                         9.   Sole Dispositive Power
PERSON WITH                             -0-
                                   ---------------------------------------------
                                   10.  Shared Dispositive Power
                                        9,514,868 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,514,868 shares

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (ii) Excludes Certain Shares
     [  ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Class A - 83.4% (See Item 5)

--------------------------------------------------------------------------------
14.  Type of Reporting Person
     CO

CUSIP No.  210795209
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Northwest Airlines Holdings Corporation (IRS Identification No. 95-4205287)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     AF (See Item 3)

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     [  ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     State of Delaware

--------------------------------------------------------------------------------
                                   7.   Sole Voting Power
   NUMBER                               -0-
 OF SHARES                         ---------------------------------------------
BENEFICIALLY                       8.   Shared Voting Power
  OWNED BY                              6,103,996 shares
    EACH                           ---------------------------------------------
 REPORTING                         9.   Sole Dispositive Power
PERSON WITH                             -0-
                                   ---------------------------------------------
                                   10.  Shared Dispositive Power
                                        6,103,996 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,103,996 shares

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Class A -   53.5% (See Item 5)

--------------------------------------------------------------------------------
14.  Type of Reporting Person
     CO

              This Amendment No. 3 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on February 4, 1998, on behalf of Northwest Airlines Holdings Corporation, a Delaware corporation (formerly Northwest Airlines Corporation, "Holdings"), as amended by Amendment No. 1 thereto filed on March 5, 1998 ("Amendment No. 1") and Amendment No. 2 thereto filed on May 1, 1998 ("Amendment No. 2"), relating to the Class A Common Stock, par value $.01 per share ("Issuer Class A Common Stock"), of Continental Airlines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D, as amended.

              This Amendment is being filed by Northwest Airlines
Corporation, a Delaware corporation (formerly Newbridge Parent Corporation, "Northwest") and by Holdings in connection with (i) the acquisition by Northwest of beneficial ownership of 8,661,224 shares of Issuer Class A
Common Stock pursuant to an Investment Agreement, dated as of January 25, 1998, as amended by Amendment No. 1, dated as of February 27, 1998, and Amendment No. 2, dated as of November 20, 1998 ( the "Investment Agreement"), among Northwest, Holdings, Air Partners, L.P., a Texas limited partnership (the "Partnership"), the partners of the Partnership signatory thereto (the "Partners"), 1998 CAI Partners, L.P. ("CAIPar"), Bonderman Family Limited Partnership, a Texas limited partnership ("Transferor I"), 1992 Air, Inc., a Texas corporation ("Transferor II"), and Air Saipan, Inc., a corporation organized under the laws of the Commonwealth of the Northern Marianas Islands ("Transferor III" and, collectively with Transferor I and Transferor II, the "Transferors"), which Investment Agreement contains certain provisions regarding the voting and disposition of the securities of the Issuer owned by CAIPar and certain Transferors following the closing of the transactions contemplated by the Investment Agreement and which is further described in
Item 6 and (ii) the acquisition by Northwest of an additional 979,000 shares of Issuer Class A Common Stock pursuant to the Purchase Agreement, dated as of March 2, 1998 (the "Purchase Agreement"), among Northwest, Holdings, Barlow Investors III, LLC, a California limited liability company (the "Seller"), and the guarantors signatory thereto (the "Guarantors")."

Item 2.  IDENTITY AND BACKGROUND.

              Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

              "On November 20, 1998, in accordance with the terms of an Amended and Restated Agreement and Plan of Merger dated as of October 30, 1998, Newbridge Merger Corporation, at the time a wholly-owned subsidiary of Northwest Airlines Holdings Corporation, a Delaware corporation (at that time known as Northwest Airlines Corporation, "Holdings"), merged with and into Holdings, with the result that Holdings became a wholly-owned subsidiary of Northwest Airlines Corporation, a Delaware corporation (at that time known as Newbridge Parent Corporation, "Northwest"), and Northwest became the publicly traded holding company for Holdings and all its assets. The address of the principal business and principal executive offices of Northwest and Holdings is 2700 Lone Oak Parkway, Eagan, Minnesota 55121. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Northwest and Holdings is set forth on Attachment A.

              Through their principal wholly-owned indirect subsidiary, Northwest Airlines, Inc., Northwest and Holdings operate one of the world's largest airlines and are engaged principally in the commercial transportation of passengers and cargo.

              None of Northwest or Holdings, or, to the best of Northwest's and Holdings' knowledge, any of the persons named on Attachment A attached hereto or in the response to Item 5, paragraph (b), has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

              "On November 20, 1998, in exchange for the partnership interests and shares of Issuer Class A Common Stock acquired by Northwest and Holdings pursuant to the Investment Agreement, the Partners and Transferor III received in the aggregate cash in the amount of $308,256,261, including interest, and 2,631,784 newly-issued shares of the common stock of Northwest, par value $.01 per share ("Northwest Common Stock"). The cash was funded from borrowings from Northwest Airlines, Inc., which funded the cash from its general working capital.

              On November 20, 1998, in exchange for the shares of Issuer Class A Common Stock acquired by Holdings pursuant to the Purchase Agreement, the Seller received cash in the amount of $61,474,612.42, including interest. The cash was funded from borrowings from Northwest Airlines, Inc., which funded the cash from its general working capital."

Item 4.  PURPOSE OF TRANSACTION.

              Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

              "In conjunction with the closing of the transactions described above, the Issuer, Holdings and Northwest also entered into Amendment No. 2 to the Governance Agreement (which was entered into as of January 25, 1998, among Northwest, Holdings and the Issuer), dated as of November 20, 1998 (the "Second Amendment") and a Supplemental Agreement, dated as of November 20, 1998 (the "Supplemental Agreement"). The Supplemental Agreement governs the period from the sixth anniversary of the closing of the transactions under the Investment Agreement until the tenth anniversary of the closing (the "Supplemental Period").

              The Second Amendment, among other things, eliminates Northwest's right under the Governance Agreement to appoint a designee to the Issuer's Board of Directors. The Supplemental Agreement extends for an additional four years the voting and transfer restrictions on shares of Issuer Common Stock beneficially owned by Northwest and Holdings, as well as provides Northwest with an extension of certain protections set forth in the Governance Agreement. The Second Amendment and the Supplemental Agreement are described in further detail in response to Item 6.

              Except as described above and in the Schedule 13D, neither Northwest nor Holdings has any plans or proposals which relate to or would result in:

              (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

              (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

              (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) any material change in the present capitalization or dividend policy of the Issuer;

              (f) any other material change in the Issuer's business or corporate structure;

              (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

              (j) any action similar to any of those enumerated above."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of each of paragraphs (a), (b) and (c), as the case may be:

              (a) As of the consummation on November 20, 1998 of the Purchase and the Exchange described in Item 6 and as a result of the agreements described in Item 6 under the heading "Amendment No. 2 to Investment Agreement", Northwest became the beneficial owner of a total of 9,514,868 shares of Issuer Class A Common Stock, consisting of (i) 7,678,522 shares of Issuer Class A Common Stock owned of record by the Partnership, (ii) 982,702 shares of Issuer Class A Common Stock acquired by Holdings from Transferor III (the 3,702 shares acquired from Transferor III, together with the 7,678,522 shares held by the Partnership, the "Transferred Shares") and from the Seller (the 979,000 shares acquired from the Seller, the "Barlow Shares") and (iii) an additional 853,644 shares of Issuer Class A Common Stock (the "Retained Shares") owned by 1998 CAI Partners, L.P., a Texas limited partnership ("CAIPar"), Bonderman Family Limited Partnership, a Texas limited partnership ("Transferor I") and 1992 Air, Inc., a Texas corporation ("Transferor II"), of which Northwest may be deemed to have acquired beneficial ownership as a result of the voting and transfer restrictions set forth in the Investment Agreement, and Holdings became the beneficial owner of 6,103,996 shares, consisting of (x) 5,121,294 shares of Issuer Class A Common Stock owned of record by the Partnership and allocable to those Partners who received cash in exchange for their partnership interests, (y) 3,702 shares acquired from Transferor III and (z) the 979,000 Barlow Shares. The 9,514,868 shares of Issuer Class A Common Stock beneficially owned by Northwest in the aggregate represent approximately 83.4% of the outstanding Issuer Class A Common Stock, approximately 14.6% of the outstanding Issuer Common Stock and approximately 53.4% of the outstanding voting power of the Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding on October 27, 1998). The 6,103,996 shares of Issuer Class A Common Stock beneficially owned by Holdings represent approximately 53.5% of the outstanding Issuer Class A Common Stock. Except as set forth in this Item 5, none of Northwest, Holdings nor, to the best of their knowledge, any of the persons named on Attachment A to the Schedule 13D beneficially owns or has the right to acquire any shares of Issuer Class A Common Stock.

              (b) Neither Northwest nor Holdings has the sole power to vote or direct the vote of or to dispose or direct the disposition of any shares of Issuer Class A Common Stock. Northwest (and Holdings with respect to the portion beneficially owned by it) has shared power to vote or to direct the vote of and to dispose or to direct the disposition of the Barlow Shares and the Transferred Shares on the terms set forth in the Governance Agreement, as more fully described in Item 6 of this Schedule 13D.

              Northwest has shared power to vote or to direct the vote of and to dispose or to direct the disposition of the Retained Shares on the terms set forth in Amendment No. 2 to the Investment Agreement, as more fully described in Item 6. Holdings has no power to vote or to direct the vote or to dispose or to direct the disposition of the Retained Shares. The following describes certain information regarding CAIPar, certain Partners, Transferor I and Transferor II, with whom Northwest shares the power to vote or to direct the vote and to dispose or to direct the disposition with respect to the Retained Shares. The following information is taken from public filings of the Partnership and other information provided by the other persons named below and neither Northwest nor Holdings makes any representations as to its accuracy.

1998 CAI PARTNERS, L.P.

              1998 CAI Partners, L.P. ("CAIPar") is a Texas limited partnership the principal business of which is to acquire, hold, trade, invest in and deal with securities of the Issuer. The principal business address of CAIPar, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Acting through its majority general partner, CAIPar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 624,134 shares of Issuer Class A Common Stock.

1992 AIR GP

              1992 Air GP ("1992 Air GP") is a Texas general partnership the principal business of which is to serve as a general partner of CAIPar. The principal business address of 1992 Air GP, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. As the general partner of CAIPar, 1992 Air GP may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 624,134 shares of Issuer Class A Common Stock.

DAVID BONDERMAN

              David Bonderman ("Bonderman") is a citizen of the United States of America whose principal occupation is serving as President and Director of TPG Advisors, Inc., a Delaware corporation. Bonderman's principal business address, which also serves as his principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. In his capacity as the controlling shareholder of Transferor II, Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 624,134 shares of Issuer Class A Common Stock owned by CAIPar and 213,110 shares of Issuer Class A Common Stock owned by Transferor II. In his capacity as controlling shareholder of the sole general partner of Transferor I, Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of Issuer Class A Common Stock.

TRANSFEROR I

              Transferor I is a Texas limited partnership, the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and investing in securities or entering into any other type of investment. The principal business address of Transferor I, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Acting through its sole general partner, Transferor I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of Issuer Class A Common Stock.

TRANSFEROR II

              Transferor II is a Texas corporation, the principal business of which is to serve as a general partner of 1992 Air GP. The principal business address of Transferor II, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. In its capacity as the majority general partner of 1992 Air GP, and acting through its controlling shareholder, Transferor II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 624,134 shares of Issuer Class A Common Stock owned by CAIPar and 213,110 shares of Issuer Class A Common Stock owned by Transferor II.

              (c) Since December 1, 1997, no transactions were effected in Issuer Class A Common Stock by Northwest or, to the best of its knowledge, any person listed in Attachment A attached hereto.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

"AMENDMENT NO. 2 TO INVESTMENT AGREEMENT

              On November 20, 1998, Northwest, Holdings, the Partnership, the Partners, CAIPar and the Transferors entered into Amendment No. 2 to the Investment Agreement ("Amendment No.2"), the purpose of which was to permit the Partnership to transfer 624,134 of the Retained Shares to CAIPar prior to the acquisition of the Partnership by Northwest, to permit CAIPar, Transferor I and Transferor II to retain 853,644 shares of Issuer Class A Common Stock and to impose certain restrictions on the voting and disposition of the Retained Shares.

              Amendment No. 2 permits: CAIPar to retain 624,134 shares of Issuer Class A Common Stock, Transferor II to retain 213,110 shares of Issuer Class A Common Stock and Transferor I to retain 16,400 shares of Issuer Class A Common Stock, subject to certain limitations on the disposition of the Retained Shares and the grant of a limited voting proxy to Northwest.
Pursuant to Amendment No. 2, CAIPar, the partners of CAIPar (the "CAIPar Partners"), Transferor I and Transferor II agreed: (i) until the Governance Agreement is not in effect and the Supplemental Period has terminated, not to (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Retained Shares owned by it (except that CAIPar may transfer shares of Issuer Class A Common Stock held by it to any of the CAIPar Partners) unless prior to such transfer (or, in the case of a pledge, before any foreclosure or any other transfer of ownership resulting from such pledge) such shares are converted into shares of Issuer Class B Common Stock, except that such conversion shall not be required if Northwest, Holdings and the Partnership shall have disposed of shares of Issuer Common Stock or converted shares of Issuer Class A Common Stock into shares of Issuer Class B Common Stock such that they Beneficially Own (as defined in the Governance Agreement) shares of Issuer Common Stock representing, in the aggregate, less than 20% of the Total Voting Power (as defined in the Governance Agreement) (the "Threshold"); provided, that if, as a result of a Government Order (as defined in Amendment No. 2), Northwest, Holdings and the Partnership are required to dispose of shares of Issuer Common Stock or take such other action so that they Beneficially Own, in the aggregate, shares of Issuer Common Stock representing less than 20% of the Total Voting Power and, in order to do so, Northwest, Holdings and the Partnership elect to convert all shares of Issuer Class A Common Stock Beneficially Owned by them into shares of Issuer Class B Common Stock, the Threshold shall be reduced to 7.5% or (B) grant any proxies or powers of attorney (other than to Northwest or Holdings), deposit any Retained Shares into a voting trust or enter into any other voting arrangement with respect to any Retained Shares; (ii) until the Governance Agreement is not in effect and the Supplemental Period has terminated, to vote or cause to be voted the Retained Shares owned by it (A) as directed by Northwest (x) in any vote for a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer, any sale of all or substantially all of the Issuer's assets or any issuance of Issuer Common Stock that would represent in excess of 20% of the voting power of Issuer Common Stock prior to such issuance, including any of the foregoing involving Holdings or Northwest or (y) any amendment to the Issuer's amended and restated certificate of incorporation or by-laws that would materially and adversely affect Northwest (including through its effect on the Alliance Agreement and the rights of the Voting Securities (as defined in the Governance Agreement) Beneficially Owned by Northwest) and (B) as recommended by the Board of Directors of the Issuer (if Northwest so votes the shares of Issuer Class A Common Stock owned by it), in any election of directors of the Issuer in which any person other than the Issuer is soliciting proxies; (iii) to grant John H. Dasberg, Mickey A. Foret and Douglas M. Steenland an irrevocable proxy to vote the Retained Shares in a manner consistent with the Investment Agreement; and (iv) not to convert any shares of Issuer Class A Common Stock into shares of Issuer Class B
Common Stock other than immediately prior to the transfer of such shares to a third party in accordance with the restrictions described in clause (i) above.

              To the extent that Northwest, Holdings or their respective affiliates acquire shares of Issuer Common Stock such that Northwest, Holdings or their respective affiliates would, after giving effect to such acquisition, Beneficially Own more than the Permitted Percentage (as such term is defined in the Governance Agreement), a number of shares of Issuer Class A Common Stock equal to the number of shares of Issuer Common Stock owned by such persons that exceed the Permitted Percentage shall be released from the restrictions described in clauses (i), (ii) and (iii) above on a vote by vote basis.

SECOND AMENDMENT TO THE GOVERNANCE AGREEMENT

              On November 20, 1998, the Issuer, Holdings and Northwest also entered into the Second Amendment. The Second Amendment: (i) eliminates Northwest's right under the Governance Agreement to appoint a designee to the Issuer Board of Directors; (ii) eliminates Northwest's right under the Governance Agreement to vote its Issuer Common Stock as recommended by the Issuer Board of Directors with respect to all matters submitted to stockholders, other than extraordinary transactions and the election of directors, thus requiring that it will vote its shares on those matters in proportion to the votes cast by other holders of Voting Securities.

SUPPLEMENTAL AGREEMENT

              On November 20, 1998, the Issuer, Holdings and Northwest entered into the Supplemental Agreement. The Supplemental Agreement governs the period from the sixth anniversary of the closing under the Investment Agreement until the tenth anniversary of the closing under the Investment Agreement (the "Supplemental Period"). The Supplemental Agreement provides that during the Supplemental Period: (i) Northwest shall take all such actions as are necessary to cause the Issuer Board of Directors to consist of a majority of Independent Directors (as defined in the Supplemental Agreement) subject to certain exceptions in the case of proxy contests; (ii) certain specified actions, any material transaction between the Issuer and Northwest or any of its affiliates and any amendment or waiver of any provision of the Supplemental Agreement must be approved by a majority of the Issuer Board of Directors, including a majority of the Independent Directors;
(iii) Northwest will be permitted to vote 20% of the Total Voting Power of the Issuer in its discretion but will be required to vote the remainder of its shares in the same proportion as the votes cast by other holders of shares of capital stock of the Issuer entitled to vote, with respect to all matters other than extraordinary transactions, in which case the Issuer Common Stock Beneficially Owned by Northwest may be voted in its discretion, and the election of directors, in which case the Issuer Common Stock Beneficially Owned by Northwest may be voted either as recommended by the Issuer Board of Directors or in the same proportion as the votes cast by other holders of Voting Securities and (iv) if the Issuer redeems the rights issued under the Rights Agreement dated as of November 20, 1998, between the Issuer and Harris Trust and Savings Bank (the "Rights Agreement") or amends the Rights Agreement to permit a third party to acquire beneficial ownership of voting securities in excess of the 15% limitation set forth in the Rights Agreement, Northwest may vote its Issuer Common Stock in its discretion.

              In addition, during the Supplemental Period, Northwest will have pre-emptive rights to acquire additional shares of Issuer Common Stock to maintain its ownership percentage (i) in the event that the Issuer issues additional shares of Issuer Class A Common Stock and (ii) in the event that the Issuer issues additional shares of Issuer Class B Common Stock, subject, in the case of clause (ii), to certain limited exceptions.

              During the Supplemental Period, Northwest may not transfer its shares of Issuer Common Stock to any transferee who, together with its affiliates and associates, would Beneficially Own in excess of 10% of the Total Voting Power of the Issuer, subject to certain limited exceptions, including (i) transfers in respect of tender or exchange offers to acquire Issuer Common Stock approved by the Issuer Board of Directors (which approval shall not be withdrawn prior to such transfer), (ii) transfers to the public stockholders of Northwest in a pro rata distribution, (iii) transfers to controlled affiliates, provided that the transferee agrees to be bound by the Supplemental Agreement and (iv) transfers to any of David Bonderman, James Coulter or William S. Price, III or certain entities controlled by any of them.

              The Issuer has also agreed that, during the Supplemental Period, the Issuer Board of Directors will not pass any resolution, nor will it seek a vote of the Issuer's stockholders, approving any charter or by-law amendment that would, without the consent of Northwest, (a) adversely affect the rights of the holders of Issuer Class A Common Stock, including the right to convert such shares into shares of Issuer Class D Common Stock or the rights of the holders of Issuer Class D Common Stock or (b) opt into Section 203 of the Delaware General Corporation Law or adopt an "interested stockholders provision".

              The Supplemental Agreement also provides that after the Supplemental Period and until such time as Northwest and its affiliates cease to Beneficially Own Voting Securities representing at least 10% of the Fully Diluted Voting Power (as defined in the Supplemental Agreement) of the Issuer, the Issuer Board of Directors shall include at least five independent directors and all material transactions between the Issuer and Northwest or any of its affiliates must be approved by a majority of such independent directors.

NORTHWEST AIRLINES/AIR PARTNERS VOTING TRUST AGREEMENT

              On November 20, 1998, the Issuer, Northwest, Holdings, the Partnership and Wilmington Trust Company, a Delaware banking corporation, entered into the Northwest Airlines/Air Partners Voting Trust Agreement (the "Voting Trust Agreement"). The shares of Issuer Class A Common Stock beneficially owned by Northwest (and owned by the Partnership and Holdings) will be deposited into the voting trust created by the Voting Trust Agreement and voted in accordance with the requirements of the Governance Agreement.

              The summary contained in this Amendment of certain provisions of Amendment No. 2, the Second Amendment, the Supplemental Agreement and the Voting Trust Agreement is qualified in its entirety by reference to Amendment No. 2, the Second Amendment, the Supplemental Agreement and the Voting Trust Agreement attached as Exhibits 6, 7, 8 and 9 hereto, respectively, and incorporated herein by reference.

              Except for Amendment No. 2, the Second Amendment, the Supplemental Agreement and the Voting Trust Agreement and as otherwise referred to or described in this Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Schedule 13D, to the best knowledge of Northwest, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Northwest, Holdings, CAIPar, the Partners, the CAIPar Partners, Transferor I, Transferor II and the Issuer or between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. "

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 6 Amendment No. 2 to the Investment Agreement among Northwest, Holdings, Air Partners, L.P., the partners of Air Partners, L.P., 1998 CAI Partners, L.P., Bonderman Family Limited Partnership, 1992 Air, Inc. and Air Saipan, Inc., dated as of November 20, 1998.

Exhibit 7 Second Amendment to the Governance Agreement, among Continental Airlines, Inc. ("Continental"), Northwest Airlines Corporation (formerly known as Newbridge Parent Corporation, "Northwest") and Northwest Airlines Holdings Corporation (formerly known as Northwest Airlines Corporation, "Holdings"), dated as of November 20, 1998.

Exhibit 8 Supplemental Agreement, among Continental, Northwest and Holdings, dated as of November 20, 1998.

Exhibit 9 Northwest Airlines/Air Partners Voting Trust Agreement among Continental, Northwest, Holdings, Air Partners, L.P., and Wilmington Trust Company, dated November 20, 1998.

Exhibit 10 Joint Filing Agreement, between Northwest and Holdings, dated November 25, 1998.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 1998

                                            NORTHWEST AIRLINES CORPORATION



                                            By: /s/ Douglas M. Steenland
                                               ---------------------------------
                                               Douglas M. Steenland
                                               Executive Vice President, General
                                               Counsel and Secretary

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 1998

                                            NORTHWEST AIRLINES HOLDINGS
                                            CORPORATION



                                            By: /s/ Douglas M. Steenland
                                               ---------------------------------
                                               Douglas M. Steenland
                                               Executive Vice President, General
                                               Counsel and Secretary

                                  Attachment A

EXECUTIVE OFFICERS AND DIRECTORS OF NORTHWEST AIRLINES CORPORATION

              The names and titles of the executive officers and the names of the directors of Northwest and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Northwest. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Northwest and each individual is a United States citizen.

Executive Officers                      Position; Present Principal Occupation
------------------                      --------------------------------------
John H. Dasburg                         Director, President and Chief
                                        Executive Officer

Richard H. Anderson                     Executive Vice President - Technical
                                        Operations and Airport Affairs

Mickey A. Foret                         Executive Vice President and Chief
                                        Financial Officer

Michael E. Levine                       Executive Vice President - Marketing
                                        and International

Douglas M. Steenland                    Executive Vice President, General
                                        Counsel and Secretary

Raymond J. Vecci                        Executive Vice President - Customer
                                        Service

Christopher E. Clouser                  Senior Vice President - Administration

Richard B. Hirst                        Senior Vice President - Corporate
                                        Affairs

Directors                               Present Principal Occupation
---------                               ----------------------------

Richard C. Blum                         Chairman and President
                                        Richard C. Blum & Associates, Inc.
                                        909 Montgomery Street #400
                                        San Francisco, CA  94133

Alfred A. Checchi                       Director of Northwest Airlines
                                        Corporation and Private Investor

Doris Kearns Goodwin                    Historian and Author

Marvin L. Griswold                      Retired International Director
                                        Teamsters Airline Division
                                        International Brotherhood of Teamsters

Dennis Hightower                        Professor
                                        Harvard Business School
                                        Baker Library 186
                                        Boston, MA  02163

George J. Kourpias                      Retired President
                                        International Association of
                                        Machinists and Aerospace Workers

Frederic V. Malek                       Chairman
                                        Thayer Capital Partners
                                        1455 Pennsylvania Avenue, N.W.
                                        Suite 350
                                        Washington, D.C. 20004

Walter F. Mondale                       Partner
                                        Dorsey & Whitney
                                        Pillsbury Center South
                                        220 South Sixth Street
                                        19th Floor
                                        Minneapolis, Minnesota 55402

V.A. Ravindran                          President
                                        Paracor Finance Inc.
                                        660 Madison Avenue
                                        18th Floor
                                        New York, New York 10022

Leo M. van Wijk                         President and Chief Executive Officer
(Citizen of The Netherlands)            KLM Royal Dutch Airlines
                                        Amsterdamseweg 55
                                        1182 G P Amstelveen
                                        The Netherlands

Gary L. Wilson                          Chairman of the Board of Northwest
                                        Airlines Corporation

Duane E. Woerth                         First Vice President
                                        Air Line Pilots Association
                                        1625 Massachusetts Avenue, N.W.
                                        Washington, D.C. 20036

 ................................................................................

EXECUTIVE OFFICERS AND DIRECTORS OF NORTHWEST AIRLINES HOLDINGS CORPORATION

              The names and titles of the executive officers and the names of the directors of Holdings and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Holdings. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Holdings and each individual is a United States citizen.

Executive Officers                      Position; Present Principal Occupation
------------------                      --------------------------------------

John H. Dasburg                         Director, President and Chief
                                        Executive Officer

Richard H. Anderson                     Executive Vice President - Technical
                                        Operations and Airport Affairs

Mickey A. Foret                         Executive Vice President and Chief
                                        Financial Officer

Michael E. Levine                       Executive Vice President - Marketing
                                        and International

Douglas M. Steenland                    Executive Vice President, General
                                        Counsel and Secretary

Raymond J. Vecci                        Executive Vice President - Customer
                                        Service

Christopher E. Clouser                  Senior Vice President - Administration

Richard B. Hirst                        Senior Vice President - Corporate
                                        Affairs

Directors                               Present Principal Occupation
---------                               ----------------------------

Richard C. Blum                         Chairman and President
                                        Richard C. Blum & Associates, Inc.
                                        909 Montgomery Street #400
                                        San Francisco, CA  94133

Alfred A. Checchi                       Director of Northwest Airlines
                                        Corporation and Private Investor

Doris Kearns Goodwin                    Historian and Author

Marvin L. Griswold                      Retired International Director
                                        Teamsters Airline Division
                                        International Brotherhood of Teamsters

Dennis Hightower                        Professor
                                        Harvard Business School
                                        Baker Library 186
                                        Boston, MA  02163

George J. Kourpias                      Retired President
                                        International Association of
                                        Machinists and Aerospace Workers

Frederic V. Malek                       Chairman
                                        Thayer Capital Partners
                                        1455 Pennsylvania Avenue, N.W.
                                        Suite 350
                                        Washington, D.C. 20004

Walter F. Mondale                       Partner
                                        Dorsey & Whitney
                                        Pillsbury Center South
                                        220 South Sixth Street
                                        19th Floor
                                        Minneapolis, Minnesota 55402

V.A. Ravindran                          President
                                        Paracor Finance Inc.
                                        660 Madison Avenue
                                        18th Floor
                                        New York, New York 10022

Leo M. van Wijk                         President and Chief Executive Officer
(Citizen of The Netherlands)            KLM Royal Dutch Airlines

                                        Amsterdamseweg 55
                                        1182 G P Amstelveen
                                        The Netherlands

Gary L. Wilson                          Chairman of the Board of Northwest
                                        Airlines Corporation

Duane E. Woerth                         First Vice President
                                        Air Line Pilots Association
                                        1625 Massachusetts Avenue, N.W.
                                        Washington, D.C. 20036

                                  EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------
    6 Amendment No. 2 to the Investment Agreement among Northwest, Holdings, Air Partners, L.P., the partners of Air Partners, L.P., 1998 CAI Partners, L.P., Bonderman Family Limited Partnership, 1992 Air, Inc. and Air Saipan, Inc., dated as of November 20, 1998.

    7 Second Amendment to the Governance Agreement, among Continental Airlines, Inc. ("Continental"), Northwest Airlines Corporation (formerly Newbridge Parent Corporation, "Northwest") and Northwest Airlines Holdings Corporation (formerly Northwest Airlines Corporation, "Holdings"), dated as of November 20, 1998.

    8         Supplemental Agreement, among Continental Airlines, Inc.
              Northwest and Holdings, dated as of November 20, 1998.

    9 Northwest Airlines/Air Partners Voting Trust Agreement among Continental, Northwest, Holdings, Air Partners, L.P., and Wilmington Trust Company, dated November 20, 1998.

   10 Joint Filing Agreement, between Northwest and Holdings, dated November 25, 1998.



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